PROTALEX, INC.
133 Summit Avenue, Suite 22
Summit, New Jersey 18938

March 21, 2011

Mr. Jeffrey P. Riedler, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 8
Washington, DC 20549

Re:	Protalex, Inc. Form 10-K for the Fiscal Year Ended 5/31/10 (the “Report”) Filed August 27, 2010 File No. 000-283857

Dear Mr. Riedler:

Protalex, Inc. (“we”, “us”, “our”, or the “Company”) has prepared this letter in response to the Staff’s comment letter dated March 8, 2011 (the “Comment Letter”) regarding the above-referenced filings.

For the convenience of the Staff’s review, we have set forth the comment contained in the Comment Letter above our response.

Form 10-K for the fiscal year ended May 31, 2010

Staff comment:

1.  Please advise us of any compensation paid to or earned by Mr. Warshaw, your Chief Financial Officer, for the fiscal year ended May 31, 2010 and tell us whether you have entered into employment contracts with either of Mr. Kling, your President, or Mr. Warshaw.  We may have further comments based on your response.

Company response:

There are no employment contracts between the Company and either Mr. Kling, our President or Mr. Warshaw, our Chief Financial Officer.

Messrs. Kling and Warshaw were elected as our President and Chief Financial Officer, respectively, in November 2009.  Each is an at-will, part-time employee of the Company and, since November 15, 2009, each has been compensated at the rate of $6,000 per month for services rendered.  As a result, each received aggregate cash compensation for the year-ended May 31, 2010 of $39,000.

In addition, on December 29, 2009, Mr. Warshaw was granted a ten-year option to purchase 750,543 shares of the Company’s common stock at an exercise price of $.25 per share (as adjusted to reflect a one for five reverse split of the Company’s common stock on 12/8/10).  This option vests and becomes exercisable on December 29, 2012, subject to earlier vesting and exercisability if we reached certain milestones in advance of that vesting date.  A copy of Mr. Warshaw’s option agreement was filed as Exhibit 10.13 to the Report.  The fair value of this option that was expensed during the fiscal year, computed in accordance with FASB ASC Topic 718, was $82,743.  Therefore, the total compensation paid to or earned by Mr. Warshaw for the fiscal year ended May 31, 2010 was $121,743.

Based upon this further review, since Mr. Warshaw’s total compensation for the year ended May 31, 2010 exceeded $100,000, his compensation should have been included in the Report under Item 11 — Summary Compensation Table as required by Instruction 1 to Item 402(m)(2) of Regulation S-K of the Securities Act of 1933, as amended (the “Act”).  While Mr. Warshaw’s aggregate compensation was not disclosed in response to Item 11, the expense attributable to Mr. Warshaw’s total compensation was recognized by the Company and reflected and disclosed in the May 31, 2010 audited financial statements and footnotes contained in the Report (see the Statement of Operation for the year ended May 31, 2010, and Footnote 4, Share-Based Compensation, Footnote 7, Related Parties and Footnote 8, Stock Options of the Notes to Financial Statements).

Given the imminent filing of the Company’s February 28, 2011 Quarterly Report on Form 10-Q, which is estimated to be filed during the week of April 3, 2011, and to avoid unnecessary expense while providing full and complete disclosure, the Company proposes to include the following disclosure in its February 28, 2011 10-Q Report under Item 5 — Other Information.

“Executive Compensation and Related Matters.

“Since November 2009, our executive management team has been comprised of Arnold Kling, our president and Kirk Warshaw, our chief financial officer.  Neither Mr. Kling nor Mr. Warshaw has an employment agreement and each is an at-will, part-time employee.  For services rendered in their respective capacities, each is compensated at the rate of $6,000 per month.  In addition, on December 29, 2009, Mr. Warshaw was granted a ten-year option to purchase 750,543 shares of the Company’s common stock at an exercise price of $.25 per share.  This option vests and becomes exercisable on December 29, 2012, subject to earlier vesting and exercisability if we reached certain milestones in advance of that vesting date.  The grant date fair value of this option, computed in accordance with FASB ASC Topic 718, was $346,000, $82,743 of which was expensed during the fiscal year ended May 31, 2010 and approximately $56,000 of which will be expensed during the fiscal year ended May 31, 2011, each based upon management’s judgment of the likelihood of achievement of the benchmarks set forth in the option agreement.  The total compensation expense related to Mr. Warshaw for the year ended May 31, 2010 was $121,743 comprised of $39,000 paid in cash and $82,743 attributable to his option grant.”

This disclosure includes all information that was required to be included in the Report in response to Item 11 and certain incremental information that was not required. We respectfully request the Staff concurrence with this proposed presentation.

In connection with our response to the Comment Letter set forth above, we acknowledge to you that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please feel free to call me at 212-755-8777, or Kenneth S. Rose, Esq., Counsel to the Company, at (212) 838-5030.

Yours truly,

/s/ Arnold P. Kling
Arnold P. Kling
President

cc:	Kenneth S. Rose, Esq.
Morse Zelnick Rose & Lander, LLP